Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 3 to the Registration Statement (Form S-3 No. 333-118738) and related Prospectus of CapitalSource Inc. for the registration of: i) $330,000,000 of 3.5% Senior Convertible Debentures due 2034 and the 10,382,262 underlying shares of its common stock and ii) 7,171,403 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2004 (except for the third paragraph of Note 20, as to which the date is March 5, 2004), with respect to the consolidated financial statements of CapitalSource Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
February 24, 2005